UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-128498

KANSAS GAS AND ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

777 West Central, P.O. BOX 208

Wichita, Kansas 67201

(316) 261-6611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.647% Secured Facility Exchange Bonds, Series 2005, Due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 22

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas Gas and Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KANSAS GAS AND ELECTRIC COMPANY

Date:	February 21, 2007	By:	/s/ Mark A. Ruelle
Mark A. Ruelle
Vice President and Treasurer